Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31,

(Dollars in thousands)	2008	2007	2006	2005	2004

EARNINGS:

Income before income taxes, minority interest and extraordinary item(1)	$153,006	$685,450	$323,338	$1,107,135	$(392,884)
Add (deduct):
Equity in earnings of unconsolidated entities	(89,812)	(91,831)	(95,170)	(68,039)	(65,303)
Distributions from unconsolidated entities	92,335	87,404	78,248	52,624	49,088
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(23,955)	(20,408)	(13,571)	(9,631)	(10,682)
	131,574	660,615	292,845	1,082,089	(419,781)
Add fixed charges:
Consolidated interest expense (2)	137,899	208,736	234,543	216,021	198,706
Interest portion (1/3) of consolidated rent expense	46,752	45,451	42,187	40,919	37,207
	$316,225	$914,802	$569,575	$1,339,029	$(183,868)
FIXED CHARGES:
Consolidated interest expense (2)	$137,899	$208,736	$234,543	$216,021	$198,706
Capitalized interest	4,162	811	494	—	—
Interest portion (1/3) of consolidated rent expense	46,752	45,451	42,187	40,919	37,207
	$188,813	$254,998	$277,224	$256,940	$235,913
RATIO OF EARNINGS TO FIXED CHARGES	1.67	3.59	2.05	5.21	— (a)
Tax-effected preferred dividends	$82	$88	$259	$312	$255
Fixed charges	188,813	254,998	277,224	256,940	235,913
Fixed charges and preferred dividends	$188,895	$255,086	$277,483	$257,252	$236,168
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	1.67	3.59	2.05	5.21	— (a)

(a)         Earnings for the year ended December 31, 2004 were insufficient to cover fixed charges by $419.8 million and fixed charges and preferred dividends of $420.0 million.  TDS recognized a pre-tax $519.0 million loss on a fair value adjustment related to derivative instruments for the year ended December 31, 2004.

(1)         Includes non-cash charges related to losses on impairment as follows: 2008: $414.4 million; 2007: $24.9 million; 2004: $31.3 million.

(2)         Interest expense on income tax contingencies is not included in fixed charges.